P.E. 12/31/01

1098193
333-13684

02011874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2001

BSN Financing Co. S.A.
(Translation of registrant's name into English)

31, rue Henri Rochefort, 75017 Paris, France
(Address of principle executive offices)

[Indicate by check mark whether the registrant files annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...N/A... Form 40-F...N/A...

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes...... No...X...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSN Financing Co. S.A.

Date: December [illegible], 2001

By:________________________

Name: [illegible]

Title: [illegible]

BSN Glasspack, SAS

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended September 30,		For the nine months ended September 30,	
	2000	**2001**	**2000**	**2001**
			(in millions except for share information)	
Net Sales	**313,6**	**326,7**	**985,6**	**998,8**
Cost of goods sold	(258,1)	(271.6)	(803,6)	(833,6)
Gross profit	**55,5**	**55.1**	**182,0**	**164,4**
Selling, general and administrative expenses	(30,0)	(26,1)	(96,8)	(75,0)
Research and development expenses	(1,6)	(2,0)	(6,1)	(6,1)
Restructuring expenses	—	—	—	—
Other income and expenses	(11,5)	(2,6)	(21,4)	(9,7)
Operating income (loss)	**12,4**	**24,4**	**57,7**	**73,6**
Financial expenses – net	(16,8)	(22,3)	(49,2)	(57,2)
Income (loss) before income taxes	**(4.4)**	**2,1**	**8,5**	**16,4**
Income tax (expense)/benefit	0,1	(1,9)	(10,1)	(9,8)
Income/(loss) before minority interest	**(4,3)**	**0,2**	**(1,6)**	**6.6**
Minority interest	0	(0.1)	(0.7)	(0,3)
Net income/(loss)	**(4,3)**	**0,1**	**(2,3)**	**6,3**
Weighted average number of ordinary shares in issue			4,728,750	4,728,750
Basic earnings per share			**(0.47)**	**1.33**

Three months ended September 30, 2001
compare to three months ended September 30, 2000

Net Sales

Net Sales increased by 13,1 million or 4,2% to 326,7 million for the three months ended September 30, 2001 compared with 313.6 million for the same period in 2000.

Creation of European Billing Center induced to decrease intercompanies sales and consequently decrease of legal entities net sales, described here after.

France

Beverage containers

Net Sales of beverage containers increased by 9,7 million or 8,3% to 126.2 million in 2001 compared with 116.5 million in 2000. Volume sold increased by 5,6 %.

Food containers

Net sales of food containers decreased by 2,6 million or (7,8%) to 30,8 million in 2001 compared with 33,4 million in 2000. This decrease resulted from a decrease in volume sold mainly of preserving jars and tumblers.

The Netherlands

Glass packaging net sales increased by 2,2 million or 4,4% to 52,0 million in 2001 compared with 49,8 million in 2000, due to a volume increase of 3,6 %.

Spain

In Spain, net sales were the same with 26.6 million in 2001 compared with 26,6 million in 2000.

Germany

Net sales in Germany, decreased by 5,6 million or(7,1%) to 73,2 million for the second quarter of 2001, compared to 78,8 million.

Cost of goods sold

Cost of goods sold increased by 13.5 million to 271,6 million in 2001 compared to 258.1 million in 2000. Some costs have been reclassified from caption "Selling, General and Administrative Expenses" in September 2001. If these reclassifications had been made in September 2000 Profit and Loss account, caption "Cost of Goods sold" would have increased by 4,9 million.

Selling general and administrative expenses

Selling, General and Administrative Expenses decreased by 3,9 million to 26,1million for 2001, compared to 30,0 million for 2000. Some costs have been reclassified from caption "Selling, General and Administrative Expenses" to caption "Costs of Goods sold" in 2001. If these reclassifications had been made in 2000 Profit and Loss account, caption "Selling, General and Administrative Expenses" would have increased by 4,7 million. This increase is due to a combined effect of other marketing and administrative expenses increase and decrease of sales staff costs.

Other incomes and expenses

Other income and expenses decreased by 8,9 million to 2.6 million in 2001.

Restructuring expenses

As of September 2000 and September 2001, all restructuring costs were covered by restructuring reserve.

Interest expenses

Interest expense increased by 5,5 million to (22,3) million at September 2001.

Income tax expenses

Income tax expenses increased by 2,0 million to (1,9) million at September 2001 due to an income before taxes as of september 2001 instead of a loss before taxes as of September 2000.

Net income

Net income increased by 4,4 million to an income of 0,1 million for the three months ended September 30, 2001 compared with a loss of (4,3) million for the same period in 2000. This increase resulted from an increase of operating income partially compensated by an increase of financial expenses.

Impact of Inflation

The impact of inflation on our costs and our ability to pass on cost increases in the form of increased sales prices are dependent upon market conditions

Liquidity and Capital Resources

Consolidated statements of cash flow show that our liquidity requirements arise primarily from the need to fund capital expenditures for maintenance of our manufacturing facilities, to expand our business and to fund working capital requirements.

Cash flow from operating activities decreased by 23,4 million to 18,6 million at September 30, 2001, compared to 42,0 at September 30, 2000. The negative change in net working capital is mainly due to the receivables of which amount increased due to administrative disruption, linked to the implementation of a new IT system in France. The company solved the problem, and is now collecting the most part of these non recurring overdues.

Cash flow used in investing activities decreased by 3,7 million at September 30, 2001 compared to September 30, 2000.

Cash flow from financing activities increased by 55,6 million at September 30, 2001 compared to September 30, 2000.

We believe that our operating cash flow, together with available borrowings, will be sufficient for our operating needs, other than any future acquisitions, and debt service requirements as they become due for at least the next several years.

Environmental Matters

On an ongoing basis, we incur capital and operating costs relating to environmental compliance. We do not believe that we will be required under either existing or anticipated future environmental, occupational health and safety and other governmental laws and regulations to expend amounts which will have a material adverse effect on our financial condition or results of operations as a whole. However, the requirements of such laws and regulations have become stricter in recent years, and the costs of responding to future changes may be substantial and are not predictable.

Forward-looking Statements

This Management's discussion and analysis of financial conditions and results of operations contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that includes, among others, statements of our future performance, and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Our management cautions the reader that these forward-looking statements are subject to risks and uncertainties, including financial, regulatory environment, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements.

BSN Glasspack, SAS

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2001

BSN Glasspack, SAS
CONSOLIDATED STATEMENTS OF INCOME

	Note	For the nine months ended September 30, 2000	2001
		(in millions except for share information)	
Net Sales		**€ 985.6**	**€ 998.0**
Cost of goods sold		(803.6)	(833.6)
Gross profit		**182.0**	**164.4**
Selling, general and administrative expenses		(96.8)	(75.0)
Research and development expenses		(6.1)	(6.1)
Restructuring expenses	9	—	—
Other income and expenses		(21.4)	(9.7)
Operating income (loss)		**57.7**	**73.6**
Financial expenses – net		(49.2)	(57.2)
Income (loss) before income taxes		**8.5**	**16.4**
Income tax (expense)/benefit	10	(10.1)	(9.8)
Income/(loss) before minority interest		**(1.6)**	**6.6**
Minority interest		(0.7)	(0.3)
Net income/(loss)		**€ (2.3)**	**€ 6.3**
Weighted average number of ordinary shares in issue		4,728,750	4,728,750
Basic earnings per share		**€ (0.47)**	**€ 1.33**

Some costs have been reclassified from caption "Selling, general and administrative expenses" to caption "Cost of goods sold" in September 2001 Consolidated Statement of Income. If these reclassifications had been made in September 2000 Consolidated Statement of Income, caption "Cost of goods sold" would have been € (822.3) million and caption "Selling, general and administrative expenses" would have been € (78.1) million.

The accompanying notes are an integral part of the Consolidated Financial Statements

BSN Glasspack, SAS
CONSOLIDATED BALANCE SHEETS

	Note	As of December 31, 2000	As of September 30, 2001
		(in millions)	
ASSETS			
Cash and cash equivalents		€ 25.5	€ 34.3
Short-term loans		1.3	0.8
Trade accounts and notes receivables, net		246.7	353.9
Inventories, net	5	295.6	294.7
Other current assets		58.6	50.6
Total current assets		**627.7**	**734.3**
Property, plant and equipment, net	6	604.6	586.6
Intangible assets, net		56.3	66.9
Long-term receivables		0.2	3.3
Long-term investments		9.0	8.2
Other assets		15.8	14.3
Total assets		**€ 1,313.6**	**€ 1,413.6**
LIABILITIES AND NET EQUITY			
Trade accounts and notes payable		€ 197.5	€ 203.0
Other payables and accrued liabilities		168.1	198.2
Short-term debt	7	35.2	52.6
Total current liabilities		**400.8**	**453.8**
Provisions for retirement indemnities and pension obligations		135.0	133.2
Provisions for risks and charges		4.5	—
Deferred tax liabilities		24.0	25.3
Long-term debt	8	783.2	837.6
Other long-term liabilities		3.0	2.4
Total liabilities		**1,350.5**	**1,452.3**
Minority interests		**0.6**	**0.9**
Share capital		72.1	72.1
Additional paid-in capital		72.6	72.6
Retained earnings		(179.4)	(181.5)
Cumulative translation adjustment		(2.8)	(2.8)
Net equity		**(37.5)**	**(39.6)**
Total liabilities and net equity		**€ 1,313.6**	**€ 1,413.6**

The accompanying notes are an integral part of the Consolidated Financial Statements

BSN Glasspack, SAS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,	
	2000	**2001**
	(in millions)	
Net income/(loss)	€ (2.3)	€ 6.3
Minority interest	0.7	0.3
Depreciation and amortization	64.7	70.2
Deferred income taxes	4.6	5.9
Other	(4.2)	(6.5)
Net change in current working capital	(21.5)	(57.6)
Cash flows provided by operating activities (a)	**42.0**	**18.6**
Acquisitions of fixed assets (c)	(79.4)	(80.1)
Other investing activities	(0.3)	4.1
Cash flows provided by /(used in) investing activities	**(79,7)**	**(76.0)**
Increase in long-term and short-term debts (c)	32.6	79.0
Decrease in long-term and short-term debts	(22.0)	(12.8)
Cash flows provided by /(used in) financing activities	**10.6**	**66.2**
Increase / (decrease) in cash and cash equivalents	**(27.1)**	**8.8**
Cash and cash equivalents at beginning of period	**23.9**	**25.5**
Cash and cash equivalents at end of period (b)	**€ (3.2)**	**€ 34.3**

	For the nine months ended September 30,	
	2000	**2001**
	(in millions)	
(a) Cash flows provided by operating activities include:		
Income tax (paid) / received	€ (3.7)	€ 0.1
Interest paid	(51.1)	(50.1)
Interest received	0.6	—
(b) Cash and cash equivalents as of September 30 include:		
Cash	—	34.32
Cash equivalents	—	—
Bank overdrafts	€ (3.2)	€ –

(c) The construction of the Bezier's plant in 2001 and 2000 of, respectively, € 4.4 million and € 47.6 million has been financed by a finance lease and therefore not reflected in acquisitions of fixed assets or issuance of debt as this was a non-cash transaction.

The accompanying notes are an integral part of the Consolidated Financial Statements.

BSN Glasspack, SAS
CONSOLIDATED STATEMENTS OF GROUP NET EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Cumulative translation adjustment	Net Equity
	Shares	Amount				
			(in millions)			
Net equity as of December 31, 1999	**4,728,750**	**€ 72.1**	**€ 72.6**	**€ (164.2)**	**€ (2.8)**	**€ (22.3)**
Net loss				(15.2)		(15.2)
Net equity as of December 31, 2000	**4,728,750**	**72.1**	**72.6**	**(179.4)**	**(2.8)**	**(37.5)**
Net income				6.3		6.3
Effect of adopting IAS 39 on January 1, 2001 (see Note 3), net of tax..				1.0		1.0
Reevaluation at fair value of derivatives instruments held for hedging, net of tax..				(9.4)		(9.4)
Net equity as of September, 2001	**4,728,750**	**€ 72.1**	**€ 72.6**	**€ (181.5)**	**€ (2.8)**	**€ (39.6)**

The accompanying notes are an integral part of the Consolidated Financial Statements.

BSN Glasspack, SAS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions of euros (€) unless otherwise specified)

NOTE 1 – GENERAL NOTE AND DESCRIPTION OF BUSINESS

BSN Glasspack group (''BSN Glasspack'' or the ''Company'') is a producer of glass containers for the beverage and food industries and operates 43 glass furnaces in 21 manufacturing facilities in France, Germany, The Netherlands and Spain. The Company employs over 8,055 people. The parent company, BSN Glasspack SAS, a French ''société par actions simplifiée'' (SAS), employs over 2,663 people. The address of the registered office is : 64 Boulevard du 11 Novembre 1918, 69611 Villeurbanne France.

NOTE 2 – LIST OF CONSOLIDATED COMPANIES

The consolidated companies as of September 30, 2001 are the followings:

Company	Country	% of interest	Activity
Ex Groupe Danone subsidiaries			
BSN Glasspack SAS	France	100.00	Glass container
Verdôme	France	99.99	Glass container
VMC	France	99.76	Glass container
MSC	France	100.00	Control equipment
BSN Glasspack España	Spain	100.00	Glass container
BSN Glasspack N.V.	The Netherlands	100.00	Glass container
B.V.Koninklijke Nederlandsche Glasfabriek Leerdam	The Netherlands	100.00	Tableware
Séfipal	France	100.00	Holding
BSN Distribution Centre Ouest	France	100.00	Distribution
BSN Distribution Sud Est	France	100.00	Distribution
BSN Distribution Sud Ouest	France	50.00	Distribution
Champagne Emballage	France	50.00	Distribution
Subsidiaries acquired in 1999 from Gerresheimer			
BSN Glasspack GmbH und Co. KG (a)	Germany	100.00	Glass container
Companies set up in 1999			
BSN Financing Company, S.A.	Luxembourg	100.00	Financing
VG Holding B.V.	The Netherlands	100.00	Holding
BSN Beteiligungs & Verwaltungs GmbH	Germany	100.00	Holding
Companies set up in 2000			
BSN Glasspack Services	France	100.00	Financing
BSN Glasspack Treasury,S.A.	Luxembourg	100.00	Financing
BSN Glasspack Finance	France	100.00	Financing
Fonds commun de créance	France	100.00	Financing

(a) BSN Containerglas GmbH und Co. KG, created in 1999, have merged with Glashütte Achern GmbH, Glashütte Budenheim GmbH and Glashütte Gerresheim GmbH in 1999, and Glashüttenwerke Holzminden GmbH & Co. KG, Gebrüder Stoevesandt AG and Bernsdorfer Glas GmbH & Co. KG in 2000, with all of which were acquired from Gerresheimer in 1999, excepted a 10% minority interest in Glashüttenwerke Holzminden GmbH & Co. KG acquired in 2000 before the merger.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The financial statements have been prepared in accordance with international accounting principles formulated by the International Accounting Standards Committee (''IASC'').

Use of estimates

The preparation of financial statements in conformity with generally accepted international accounting principles formulated by the IASC requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation and presentation of accounts in euros

a. Transactions denominated in foreign currencies

Accounts receivable and payable denominated in foreign currencies are recorded at the year-end exchange rate. Foreign exchange gains and losses resulting from the remeasurement of accounts receivable and payable stated in foreign currencies and from the settlement of such balances during the year are recognized in the income statement.

b. Translation of financial accounts expressed in foreign currencies and presentation of accounts in euros

The financial accounts of the BSN Glasspack entities in France are maintained in French francs as the designated functional currency. The financial accounts of the BSN Glasspack entities located outside of France are maintained in the local foreign currency as the designated functional currency. All the foreign entities are located in the euro area.

The financial statements of each entity are converted to Euro at the official fixed exchange rate established by the Central European Bank in place as of January 1, 1999 (all BSN entities are located in the Euro area).

Fiscal year

The fiscal year end is December 31.

Principles of consolidation

Subsidiaries in which BSN Glasspack has, directly or indirectly, an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations have been consolidated. Investments in associates are accounted for by the equity method of accounting. These are companies in which BSN Glasspack has between 20% and 50% of the voting rights, and exercises significant influence, but which it does not control. BSN Glasspack's investments in less than 20% owned companies, and does not exercise significant influence, are accounted for using the cost method.

All significant year-end balances and transactions between consolidated companies have been eliminated.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with a maturity of three months or less at issuance date. Cash equivalents are carried at cost, which approximates fair value.

Marketable securities are held for trading purposes and are carried at market value. Any resulting gains or losses are recognized in the income statement.

Trade accounts and notes receivables, net

Trade accounts and notes receivables are carried at net realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off during the year in which they are identified.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Raw materials and packaging are valued using the weighted average cost method. Work in progress and finished goods are stated at their manufacturing costs, which include the direct costs of manufacturing products as well as certain depreciation and overhead costs related to manufacturing. The cost of moulds purchased is accounted for in inventory and expensed over an average estimated useful life of 2 to 3 years.

Appropriate provisions are recorded when inventory cost exceeds its net realizable value.

Spare Parts

Spare parts and servicing equipment are carried in inventory and recognized as an expense as consumed. However, spare parts and servicing equipment are included in property plant and equipment when they can only be used in connection with an item of property, plant and equipment or their use is in more than one period. These spare parts are depreciated over a time period not exceeding the useful life of the related asset.

Property, plant and equipment, net

Property, plant and equipment are stated at their historical costs of purchase or construction, and are depreciated on a straight-line basis over their estimated useful lives, as follows:

Description	Useful life (years)
Land improvements	10
Buildings	20–33
Machinery and equipment	3–15
Other fixed assets	3–10

Certain furnaces need to be partially or completely overhauled approximately every 6 to 14 years. At the time of the overhauls, the Company assesses the overhaul's impact on the furnace considering such factors as the furnace's estimated useful life, capacity and efficiency. If the Company determines that the asset's useful life has been extended, its capacity increased or its manufacturing efficiency improved, costs associated with the overhaul are capitalized and amortized over the remaining useful life of the asset. Expenditures that do not meet at least one of the aforementioned criteria are expensed as incurred. All other maintenance and repair costs are expensed as incurred.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized on significant projects, during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset.

Start-up costs

Start-up activities and organization costs are expensed as incurred. Any start-up and similar pre-production costs that do not form part of the cost of an asset unless they are necessary to bring the asset to its working condition are expensed as incurred

Accounting for leases

Leases of property, plant and equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments, which equals the fair value of assets. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial debts. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Long-term investments

Long-term investments represent shares held in non-consolidated, non-public entities and are carried at cost, which includes acquisition costs, if any. A provision is only made where, in the opinion of the management, there is a permanent impairment in value. Where there has been a permanent impairment in the value of an investment, it is recognized as an expense in the period in which the impairment is identified.

Intangible assets, net

Goodwill related to the acquisitions of N.V. Vereenigde Glasfabrieken, VMC, Verdôme and BSN Vidrio Espana that occurred prior to January 1, 1995, totaling € 111.0 million, was charged in full to net equity.

Goodwill on acquisitions occurring on or after January 1, 1995 is reported in the balance sheet as an intangible asset and is amortized over its estimated useful life, not exceeding 20 years. The carrying amount of goodwill is reviewed annually and written down for permanent impairment when necessary.

Other intangible assets, consisting primarily of purchased computer software, are recorded at cost and amortized on a straight-line basis over their estimated useful lives of typically 3 to 4 years.

Impairment of long-lived assets

The Company periodically assesses whether there is any indication that an asset may be impaired. When an asset's recoverable amount is lower than its carrying amount, the asset is impaired, and therefore, written down to its net realizable value.

Revenue recognition

Sales are recognized upon shipment of products to customers and transfer of title of ownership under standard commercial terms. Net sales are stated after deduction of trade discounts and VAT.

Government grants

Government grants for capital investment are initially recorded as liabilities and then released to other income on a straight-line basis over the estimated useful lives of the related fixed assets.

Research and development

Research and development costs are expensed as incurred, except for certain development costs which relate to the design and testing of new or improved materials, products or processes which are recognized as an asset to the extent that it is expected that such assets will generate future economic benefits. Deferred development costs are amortized from the date of commercial production of the product or from the date of the process is put into use. The Company currently has no such capitalized research and development costs.

Restructuring

Estimated costs to be incurred in connection with restructuring measures are provided for at official announcement date, if the announce is sufficiently detailed to enable the employees to estimate the redundancy indemnities to which they are entitled.

Segment information

The Company operates one segment consisting of glass containers.

Retirement indemnities and pension obligations

The Company operates a number of defined benefit and defined contribution plans throughout its legal European entities, the assets of which are, in The Netherlands, held in separate trustee-managed funds.

The Company's projected benefit obligations relating to defined benefit pension schemes and to retirement indemnity, other post-retirement and medical schemes are calculated using actuarial assumptions that reflect the legal, economic and monetary circumstances in each related country. For these plans, pension or other scheme costs are assessed using the projected unit credit method. Under this method, pension cost, which was determined with the advice of qualified actuaries who performed a full valuation as of December 31, 2000, is charged to income over the service lives of employees. All actuarial gains and losses are deferred and recognized over the average remaining service lives of employees for the part exceeding 10% of the higher of the Projected Benefit Obligation and the fair value of plan assets.

The Company's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, long-term investments, other long-term assets, receivables, payables, short-term and long-term debt. The specific recognition methods adopted are disclosed in the individual policy statements associated with each item.

With respect to exchange rate exposure relating to operating activities, interest rate exposure relating to financing activities, and energy cost exposure arising from energy purchases, the Company may enter into the following derivative contracts:

- foreign currency forward contracts and options
- interest rate swap and options
- energy purchase agreements

The Company determined that these derivatives are analyzed as cash flow hedges and are accounted for as follows:

- effective portion of the gain or loss arising from the revaluation of the derivative is recorded directly to equity
- ineffective portion is recognized immediately in the income statement
- deferred portion of the derivative is released to income when the underlying hedged cash flow arise (unless the hedged cash flows give rise to a recognized asset or liability, in which case the deferred gain or loss is used to adjust the initial carrying value of the asset or liability).

Deferred income taxes

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in consolidated balance sheet. Currently enacted tax rates applicable to future periods are used to calculate year-end deferred income taxes.

Deferred tax assets for companies which have carryforward unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Borrowing cost

Borrowing costs related to normal operations are expensed to operation as interest expense. Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized. Financing fees associated with obtaining long-term borrowings are recognized as borrowing costs using the effective interest rate method.

Short-term and long-term debt

Short and long-term debts are carried on the balance sheet at their outstanding capital amount. The outstanding capital is computed taking into account financing fees related to obtaining the long-term borrowings using the effective interest method.

Adoption of new standards

BSN Glasspack adopted effective January 1, 2000 the following standards in its financial consolidated statements:

IAS 12 (revised 2000), "Income taxes", provides some limited revisions relative to the consequences on income tax of dividends payments. In some countries, previously paid income taxes may be refundable if retained earnings are paid out as a dividend. In some other countries, additional income taxes are payable if retained earnings are paid out as a dividend. An enterprise should measure current and deferred tax assets and liabilities using the tax rate applicable to undistributed profits, recognise the income tax consequences of dividends when the dividends are recognized as a liability and disclose information about the potential income tax consequences of dividends. This standard is effective for financial years beginning on or after 1 January 2001. Management has determined that this standard will not affect the financial statements.

IAS 19 (revised 2000), "Employee benefits", extend the definition of plan assets to certain pension plans where the employer retains a legal or constructive obligation to pay directly but is entitled to receive a refund from the plan. Where the assets of these plans qualify as plan assets under the standard, the employer will present them netted against the benefit obligations rather than gross as a separate asset. The standard also provides recognition and measurement requirements for certain reimbursements of employee benefits - for example, reimbursements under insurance policies that an enterprise holds directly (rather than through a fund) in order to fund employee benefits. An enterprise should recognise its rights under the policies gross as a separate asset, rather than net as a deduction from the related obligations. This standard is effective for financial years beginning on or after 1 January 2001. Management has determined that this standard will not affect the financial statements.

IAS 39, ''Financial instruments: recognition and measurement'', was issued In March 1999 and establishes principles for recognizing, measuring, and disclosing information about financial assets and financial liabilities.

Under this Standard, all financial assets and financial liabilities should be recognized on the balance sheet, including all free standing derivatives and certain derivative instruments embedded in other contracts. They should initially be measured at cost and subsequently remeasured to fair value, except for the following, which should be carried at amortized cost subject to a test for impairment:

(a) loans and receivables originated by the enterprise and not held for trading;
(b) other fixed maturity investments that the enterprise intends and is able to hold to maturity; and
(c) financial assets whose fair value cannot be reliably measured.

After acquisition most financial liabilities should be measured at original recorded amount less principal repayments and amortization. Only derivatives and liabilities held for trading should be remeasured to fair value. For those financial assets and liabilities that are remeasured to fair value, an enterprise will have a single, enterprise-wide option to either recognize the entire adjustment in net profit or loss for the period, or recognize in net profit or loss for the period only those changes in fair value relating to financial assets and liabilities held for trading, with the value changes for non-trading instruments reported in equity until the financial asset is sold, at which time the realized gain or loss is reported in net profit or loss. For this purpose, derivatives are always deemed held for trading unless they are part of a hedging relationship that qualifies for hedge accounting.

This Standard establishes conditions for determining when control over a financial asset or liability has been transferred to another party. For financial assets a transfer normally would be recognized if

(a) the transferee has the right to sell or pledge the asset and
(b) the transferor does not have the right to reacquire the transferred assets unless either the asset is readily obtainable in the market or the reacquisition price is fair value at the time of reacquisition.

With respect to derecognition of liabilities, the debtor must be legally released from primary responsibility for the liability (or part thereof) either judicially or by the creditor. If part of a financial asset or liability is sold or extinguished, the carrying amount is split based on relative fair values. If fair values are not determinable, a cost recovery approach to profit recognition is taken.

Hedging, for accounting purposes, means designating a derivative or (in limited circumstances) a non-derivative financial instrument as an offset, in whole or in part, to the change in fair value or cash flows of a hedged item. A hedged item can be an asset, liability, firm commitment, or forecasted future transaction that is exposed to risk of change in value or changes in future cash flows. Hedge accounting recognizes the offsetting effects on net profit or loss symmetrically.
Hedge accounting is permitted under this Standard in certain circumstances, provided that the hedging relationship is clearly defined, measurable, and actually effective.

IAS 39 is effective for financial years beginning on or after 1 January 2001. Earlier application is permitted only as of the beginning of a financial year that ends after 15 March 1999. Retrospective application is not permitted. BSN Glasspack apply IAS 39 for the fiscal year beginning on January 1, 2001.

BSN Glasspack utilizes the following derivatives, qualified as cash flow hedging under IAS 39.

Interest rate risk

The Company utilizes interest rate swap and cap contracts in order to fix or limit the interest rate paid on a large part of existing variable rate debt to 3.75%. The notional amount of these instruments as of September is € 560.0million. These contracts have a maturity of 3 years from August 5, 1999.

Foreign exchange risk

The foreign currency risk management policy of BSN Glasspack arising from its import and export activities, is to hedge its risks by the use of forward or spot purchases and sales of foreign currencies based on budgeted sales and purchases over the next 12 months.

Energy risk

BSN Glasspack policy regarding the risk management of energy (oil and gas) used in its industrial activity is to hedge the risks with energy swaps, based on the budgeted quantities to be consumed. As these hedgings are in US dollars, additional currency hedging could be taken.

The impact of the adoption of IAS 39 as of January 1, 2001 is as follows:

	Book value as of December 31, 2000 (a)	Fair market value (b)	Adjustment on balance sheet and separate component of equity (b) – (a)
Interest swap and cap	€ 8.3	€ 8.6	€ 0.3
Gas forward contract	N/A	(0.2)	(0.2)
Oil forward contract	N/A	1.4	1.4
Total before tax	**€ 8.3**	**€ 9.8**	**€ 1.5**
Deferred tax			(0.5)
Total, net of tax			**€ 1.0**

At December 31, 2000, the foreign exchange exposure and the amount of the hedging instruments were not significant.

IAS 40, "Investment property", supersedes IAS 25, "Accounting for investments". This standard is relative to property (land or a building - or part of a building - or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both. An enterprise must choose either:

- a fair value model: investment property should be measured at fair value and changes in fair value should be recognized in the income statement; or
- a cost model (the same as the benchmark treatment in IAS 16, Property, Plant and Equipment): investment property should be measured at depreciated cost (less any accumulated impairment losses). An enterprise that chooses the cost model should disclose the fair value of its investment property.

IAS 40 is effective for financial years beginning on or after January 1, 2001. Management has determined that this standard will not affect the financial statements as it does not hold significant property to earn rentals or for capital appreciation.

NOTE 4 – RELATED PARTY TRANSACTIONS

Net sales to Groupe Danone are not significant on September 30, 2000 and 2001. Those sales, which were primarily made with Groupe Danone's beverage and dairy products companies, were made at market conditions.

Transactions and balances with Groupe Danone and BSN Glasspack's parent Glasspack Participations SA (56% interest in BSN Glasspack) were as follows:

	For the nine months ended September 30,	
STATEMENTS OF INCOME	**2000**	**2001**
Net sales - Groupe Danone	€ 14,7	€ 12,5
Interest expense – Glasspack Participations SA	(0.5)	(0.5)

	As of December 31,	As of September 30,
BALANCE SHEETS	**2000**	**2001**
Trade accounts and notes receivable - Groupe Danone	€ 0.3	€5,5
Long-term debt - Glasspack Participations SA	(15.2)	(16.7)

NOTE 5 – INVENTORIES, NET

Inventories, net are as follows:

	As of December 31, 2000	As of September 30, 2001
Raw materials, packaging and other consumables	€ 80.5	€ 88.8
Work in progress	3.2	5.2
Finished goods	216.0	192.3
Moulds	16.4	46.4
Less : obsolescence reserve	(20.5)	(38.0)
Inventories, net	**€ 295.6**	**€ 294.7**

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

The net book value of property, plant and equipment, is as follows:

	Net Book Value					
	Land and Land Improvements	Buildings	Machinery and equipment	Other fixed Assets	Assets under construction	Total
Gross value	€ 26.7	€ 214.4	€ 1,009.1	€ 33.8	€ 39.5	€ 1,323.5
Accumulated Depreciation	(5.4)	(109.4)	(581.4)	(22.7)	—	(718.9)
December 31, 2000	**21.3**	**105.0**	**427.7**	**11.1**	**39.5**	**604.6**
Gross value	26.7	217.7	1009.3	31.2	69.2	1354.1
Accumulated Depreciation	(7.7)	(123.0)	(611.7)	(25.1)		(767.5)
September 30, 2001	**€ 19.0**	**€ 94.7**	**€ 397.6**	**€ 6.1**	**€ 69.2**	**€ 586.6**

The gross book value of property, plant and equipment is as follows:

	Gross Book Value					
	Land and land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total
December 31, 1999	**€ 22.8**	**€ 188.7**	**€ 935.4**	**€ 36.0**	**€ 51.8**	**€ 1,234.7**
Additions	4.4	25.2	90.5	3.1	—	123.2
Disposals	—	(1.9)	(24.7)	(7.8)	—	(34.4)
Transfers	(0.5)	2.4	7.9	2.5	(12.3)	0.0
December 31, 2000	**26.7**	**214.4**	**1,009.1**	**33.8**	**39.5**	**1,323.5**
Additions	—	3.3	15.9	0.9	30.8	50.9
Disposals	—	—	(19.2)	—	—	(19.2)
Transferts	—	—	3.5	(3.5)	(1.1)	(1.1)
September 30, 2001	**€ 26.7**	**€ 217.7**	**€ 1,009.3**	**€ 31.2**	**€ 69.2**	**€ 1354.1**

The accumulated depreciation of property, plant and equipment is as follows:

	Accumulated Depreciation					
	Land Improvements	Buildings	Machinery and equipment	Other fixed Assets	Assets under construction	Total
December 31, 1999 ...	**€ (4.4)**	**€ (100.6)**	**€ (539.6)**	**€ (26.0)**	**€ —**	**€ (670.6)**
Depreciation..............	(0.3)	(10.1)	(64.4)	(4.5)	—	(79.3)
Impairment................	(0.7)	(0.5)	(2.1)	—	—	(3.3)
Disposals..................	—	1.8	24.7	7.8	—	34.3
December 31, 2000 ...	**(5.4)**	**(109.4)**	**(581.4)**	**(22.7)**	**—**	**(718.9)**
Depreciation..............	(2.3)	(13.2)	(49.3)	(2.1)	—	(66.9)
Disposals..................	—	—	18.4	—	—	18.4
Transferts..................	—	(0.4)	0.6	(0.3)	—	(0.1)
September 30, 2001 ..	**€ (7.7)**	**€ (123.0)**	**€ (611.7)**	**€ (25.1)**	**€ —**	**€ (767.5)**

NOTE 7 – SHORT-TERM DEBT

Short-term debt is as follows:

	As of December 31, 2000	As of September 30, 2001
Current portion of long-term debts (see Note 8)....................	€ 31.9	€ 48.0
Current portion of lease liabilities	3.3	4.6
Total short-term debt	**€ 35.2**	**€ 52.6**

NOTE 8 – LONG-TERM DEBT

Long-term debt is as follows:

	As of December 31, 2000	As of September 30, 2001
Senior bank borrowing (a)...	€ 455.0	€ 442.0
Senior subordinated notes...	173.7	175.9
Loans from related parties (see Note 4)................................	15.2	15.2
Lease liabilities	44.9	46.6
Securitization	88.9	157.4
Other loans..	5.5	0.5
Total long-term debt..	**€ 783.2**	**€ 837.6**

Long-term debt at September 30, 2001 is detailed as follows:

Nature	Initial Amount Or Available Amount	Outstanding Amount (1) Long-term portion	Short-term portion	Nominal interest Rate Reduced interest Rate (2)	Repayment Schedule	Maturity
(a) Senior bank borrowings (3)						
Senior A	€ 312.6	€ 230.9	€ 43.9	Libor + 2.00 % Libor + 1.25 %	Semi-annually	Dec. 31, 2006
Senior B	129.6	125.7	2.2	Libor + 2.50 %	Semi-annually	Dec. 31, 2006 with 2 final reimbursements in September and Dec. 31, 2007
Senior revolving credit facility	152.4	72.3	—	Libor + 2.00 % Libor + 1.25 %	Variable upon drawings	Renewable
Capex facility (4)	76.2	13.1	—	Libor + 2.00 % Libor + 1.25 %	Variable upon drawings	Dec. 31, 2006
Total senior bank borrowings	**670.8**	**442.0**	**46.1**			
(b) Senior subordinated notes (5)	**180.0**	**175.9**	**2.5**	**10.25 % fixed** **11.25 % fixed**	**At maturity date**	**Dec. 31, 2009**
(c) Loans from related parties (6)	**15.2**	**15.2**	**1.5**	**4.50 % fixed**	**At maturity date**	**Dec. 31, 2009**
(d) Lease liabilities (4)		**46.6**	**4.6**	**Euribor + 0.20 %**	**Semi-annually**	**Sept. 30, 2012**
(e) Securitization (7)	**180.0**	**157.4**	**1.2**		**Upon receivable collection**	
(f) Other loans (8)		**0.5**	**(3.3)**			
Total		**€ 837.6**	**€ 52.6**			

(1) Financing fees:

Financing fees associated with obtaining long-term debt are recognized as borrowing costs using the effective interest rate method. The amount is spread over future interest periods and is shown as a deduction of the outstanding amount as of September 30, 2001.

(2) Reduced interest rate:

Some components of the senior bank borrowings bear an initial nominal interest rate adjustable downwards depending upon the Company meeting certain consolidated financial ratios.

(3) Senior bank borrowing guarantees and covenants for the benefit of senior bank syndicate led by Salomon Brothers International Limited:

Guarantees:

– Pledge on BSN Glasspack shares (granted by the relevant holders)
– Guarantee given by BSN Glasspack covering all commitments of any borrower under the senior credit agreements
— Pledge on main BSN Glasspack bank account
– Assignments of the benefit of the liability warranty to the banks' syndicate by Glasspack Participations SA (BSN Glasspack's parent company) and a German sub-holding of BSN Glasspack

Covenants:

The terms of the senior bank borrowing contract contain a number of covenants requiring BSN Glasspack to achieve or maintain specified consolidated financial ratios, including certain interest and fixed charge coverage ratios (EBITDA/Total debt costs, Senior debt/EBITDA, Cash flows/Total funding cost, Total debt/EBITDA-all as defined under the corresponding credit agreement). As of September 30, 2001 these ratios are met in addition, the terms of the contract also contain general covenants restricting the incurrence of certain debt and certain liens, the payment of dividends, the disposition of assets, the making of certain capital expenditures and other activities and transactions.

(4) Capex facility and lease liabilities

The maximum available amount of € 76.2 million under Capex facility is used as following as of September 30, 2001:

- cash draw down of € 15 million,
- guarantee granted for repayment of the lease financing Béziers plant construction for € 59.6 million.

Consequently, the remaining available amount as of September 30, 2001 under the Capex facility amounted to € 1.6 million.

(5) Senior subordinated notes guarantees and covenants for the benefit of bond-holders:

Guarantees:

– Guarantee given by BSN Glasspack on all commitments relating to the issuance by its subsidiary BSN Financing Co. of the senior subordinated notes
– The repayment of senior notes is subordinated to BSN Glasspack having no outstanding senior bank borrowings (as stipulated under an inter-creditor agreement).

Covenants:

The terms of the agreement contain a number of limitations for BSN Glasspack regarding mainly restricted payments, incurrence of indebtedness (by reference to an EBITDA coverage ratio), asset sales, sales and leaseback transactions, merger.

Increased interest rate:

The 10.25% nominal interest rate of senior subordinated notes is increased if the BSN Glasspack consolidated financial statements are not filed with the SEC before January 31, 2000 for listing on New York Stock Exchange. As of February 1, 2000 this rate is increased by 0.25% by period of 90 days, with a ceiling rate increase of 1%. Such filing has occurred in July 2001, consequently the increased rate will not apply anymore.

(6) Loan from related parties:

This loan was granted by Glasspack Participations SA, the parent company of BSN Glasspack. It is fully subordinated to the reimbursement of both senior bank borrowings and senior subordinated notes.

(7) Securitization

On November 2000, the 13th, BSN Glasspack initiated a securitization program for the BSN Glasspack's trade receivables through a sub-fund of a French "fonds commun de créances" (the funds") created in accordance with French Law, and at the same time terminated its existing Borrowing Base Facility. This securitization program, co-arranged by Credit Commercial de France (CCF), and Gestion et Titrisation Internationales ("GTI") and managed by GTI, provides for an aggregate securitization volume of up to € 180.0 million during a period of six years. According to the program, subject to eligibility criteria, certain, but not all, receivables held by the BSN Glasspack group are sold to the funds on a weekly basis. A portion of the purchase price for the receivables is deferred and paid by the funds to the BSN Glasspack group only when receivables are collected. This deferred portion varies based on the status and updated collection history of BSN Glasspack's receivable portfolio.

Payment for the receivable by the funds is also subject to BSN Glasspack or its subsidiaries subscribing for subordinated shares of the funds in an amount up to € 7,2 million, depending on volume of receivables sold. These subordinated shares bear interests at the Euribor 3 months rate. The subordinated shares will be paid back to BSN Glasspack Services or its subsidiaries, subject to fulfillment of its obligation at the end of the program.

As of September 30, 2001, the amount of the net funding obtained through the securitization was € 159.2 million. The funds may issue € 180.0 million of ordinary shares to finance its purchase obligation under the program. Such shares are rated AAA by Standard & Poor's and are privately placed to a financial conduit, which issues commercial paper to finance the purchases of receivables. BSN Glasspack believes that the adoption of the securitization program, as adjusted for the termination of the Borrowing Base Facility, does not affect the total debt available to the BSN Glasspack Group.

BSN Glasspack continues to service, administrate and collect the receivables on behalf of the purchaser. This service rendered to the funds is invoiced to the funds at a normal market rate.

Under SIC 12, the funds is considered as a Special Purpose Entity controlled in substance by BSN Glasspack, and therefore is consolidated in BSN Glasspack Financial Statements.

(8) Other loans

The current part of other loans is negative due to amortization of interest rate hedging fees.

NOTE 9 – RESTRUCTURING EXPENSES

Restructuring expenses includes the charges incurred by the Company with respect to the ongoing effort to reduce production costs and operating expenses, primarily through workforce reductions. Restructuring expenses consist primarily of costs related to three redundancy programs, "BSN 2003", "Barlovento", N.V. Vereenigde Glasfabrieken and VMC as follows:

BSN 2003

The Company agreed with employees' representatives to an involuntary redundancy program, which will affect the 645 employees of BSN and Verdôme who will reach the age of 56 or greater during the years 1999 – 2003. The total cost of the program was estimated by management to be € 46.3 million and was provided for as of September 30, 1999. The remaining accrual amounted to € 18.5 million as of September 30, 2001.

Barlovento

BSN Vidrio España entered into an agreement with local trade unions regarding an involuntary early retirement program affecting 85 people. Based on this plan, the affected employees will retire when they reach the age of 58. The total cost of the program ("the Barlovento Plan") was estimated by management to be € 6.1 million and was provided for as of September 30, 1999. The remaining accrual amounted to € 0.3 million as of September 30, 2001.

N.V. Vereenigde Glasfabrieken

To remain competitive N.V. Vereenigde Glasfabrieken decided to implement a number of measures to reduce personnel costs. The additional accrual in 1999 for € 6.4 million related to the closing of the fourth furnace of Schiedam, and involved a reduction in the number of employees to approximately 120, and also further measures to reduce the headcount in all factories and the headquarter. Most of the people leave according to the agreement made with unions and government, which enables them to leave after 55 years of age. A new plan was announced in 2000, which concerns 74 employees located at the headquarter or the Schiedam plant, to leave in 2001. The corresponding additional provision amounted to € 7.5 million. The remaining accrual amounted to € 7.3 million as of September 30,2001.

Movements in restructuring accruals were as follows:

	December 31, 2000	Additional provision	Amounts used	September 30, 2001
"BSN 2003" plan	€ 23.9	€ —	€ (5.4)	€ 18.5
"Barlovento" plan	1.1	—	(0.8)	0.3
"NV Vereenidge Glasfabrieken" plan	10.1	—	(2.8)	7.3
Other	0.5	—	(0.2)	0.3
Total	**€ 35.6**	€ —	€ (9.2)	**€ 26.4**

NOTE 10 – INCOME TAX (EXPENSE) / BENEFIT

Analysis of the effective income tax

For the nine month periods ended September 30, 2000 and 2001, the effective income tax expense is detailed as follows:

	For the nine months ended September 30,	
	2000	2001
Statutory income tax expense in France	€ (3.8)	(5.8)
Effect of depreciation of deferred tax assets	(6.7)	(3.3)
Effect of non taxable items	—	(0.6)
Effect of other differences	0.4	(0.1)
Effective income tax expense	**€ (10.1)**	**(9.8)**

NOTE 11 – FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

The Company operates one segment of glass containers. Financial information by geographic area as of September 30, 2001 and for the nine months then ended is as follows:

	France	Netherlands	Germany	Spain	Internal transactions	Total
Net sales	€ 516.3	€ 187.5	€ 221.3	€ 77.5	€ (4.6)	€ 998.0
Operating income	54.5	18.7	(2.3)	2.7		73.6
Total assets	793.3	259.1	325.8	121.2	(85.8)	1,413.6
Capital expenditures paid	45.4	14.3	19.8	0.6		80.1
Total liabilities	€ (859.9)	€ (288.0)	€ (286.0)	€ (104.2)	€ 85.8	€ (1,452.3)

Financial information by geographic area as of September 30, 2000 and for the nine months then ended is as follows:

	France	Netherlands	Germany	Spain	Internal transactions	Total
Net sales	€ 518.4	€ 187.2	€ 228.1	€ 72.3	€ (20.4)	€ 985.6
Operating income	41.4	16.0	8.3	(8.0)		57.7
Total assets	1,134.2	268.0	270.6	117.4	(476.6)	1,313.6
Capital expenditures paid	33.6	6.5	28.8	10.5		79.4
Total liabilities	€ (1,186.8)	€ (271.2)	€ (248.8)	€ (120.3)	€ 476.6	€ (1,350.5)

BSN glass pack

Management's discussion and analysis of financial condition and results of operations

Please note that the BSN GLASSPACK consolidated financial statements as of September 30, 2001 do include exactly the same perimeter as of September 30, 2000.

The consolidated financial statements of BSN GLASSPACK have been prepared in accordance with International Accounting Standards (IAS), which differ in certain aspects from US GAAP.

All figures are presented in euros.

Nine months ended September 30, 2001
compared to nine months ended September 30, 2000

Net Sales

Net sales amounted to 998,0 million for the nine months ended September 30, 2001 compared to 985,6 million for the same period in 2000.

Creation of European Billing Center induced to decrease intercompanies sales and consequently decrease of legal entities net sales, described here after.

France

Beverage containers

Despite a decrease of 3,2% of bottles volume, net sales remains the same (409,1 Million euros) due to an increase of 3,3% of average selling price.

Food containers

Net sales of food containers decreased by 5,9 million or (6,0%) to 91,6 million in 2001 compared to 97,5 million in 2000, due to less sales in preserving jars.

The Netherlands

Glass packaging net sales decreased by 2,2 million or (1,5%) at 150,8 million in 2001 compared to 153,0 million in 2000. Volume decreased by (3,7%) mainly due to transfer of productions to Germany in beer segment. Average selling price increased by 2,3%.
Royal Leerdam sales increased by 2,4 million or 6,0 % at 41,9 million in 2001 compared to 39,5 million in 2000.

Spain

In Spain, net sales increased by 5,2 million or 7,2% at 77,5 million in 2001 compared with 72,3 million in 2000, due to a combined effect of an increase of volume of 2,2% and an increase of average selling price of 4,8%.

Germany

Net sales in Germany decreased by 10,9 million or (4,7%) to 221,3 million in 2001 compared to 232,2 million in 2000. Volume decreased by 6,8%, mainly due to a decrease of non-alcoholic beverages due to the substitution with PET. Average selling price increased by 2,3%.

Cost of goods sold

Cost of goods sold increased by 30,0 million at 833,6 million. Some costs have been reclassified from caption "Selling, General and Administrative Costs" to caption "Costs of Good sold" in September 2001. If these reclassifications had been made in September 2000 Profit and Loss account, caption "Costs of Good sold" would have increased by 11,3 million. This increase is mainly due to energy cost and raw material.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses decreased by 21,8 million. Some costs have been reclassified from caption " Selling, General and Administrative Expenses" to caption "Cost of Good sold" in September 2001. If these reclassifications had been made in September 2000 Profit and Loss account, caption "Selling, General and Administrative Expenses" would have decreased by 3,1 million. This decrease is due to lower staff cost and promotion expenses.

Other incomes and expenses

Other income and expenses decreased by 11,7 million to a net expense of 9,7 million.

Restructuring expenses

All restructuring costs occurred during the period were covered by restructuring reserve.

Interest expenses

Interest expense increased by 8,0 million to 57,2 million, mainly due to higher level of average debt.

Income tax expenses

Income tax charge decreased by 0,3 million to 9,8 million, as a result of a different mix in profit before taxes between the entities.

Net income

As a result of the above, net income increased by 8,6 million at 6,3 million for the nine months ended September 30, 2001 compared with a loss of 2,3 million for the same period in 2000.